October 14, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Withdrawal of Amended Registration Statements on Form N-4

Pursuant to Rule 477 under the Securities Act of 1933

Registrants and Depositors shown in Appendix A

Commissioners:

On August 15, 2008, the amended registration statements on Form N-4 shown in Appendix A (the “Amended Registration Statements”) were filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”).

Pursuant to Rule 477 under the Securities Act, on behalf of each Registrant and Depositor shown in Appendix A, we hereby request withdrawal of all the Amended Registration Statements. Application is being made for withdrawal at the request of the staff of the Commission. We are hereby re-filing this withdrawal request because our withdrawal request filing made on October 10, 2008 was filed with the incorrect EDGAR code.

No securities have been issued using the Amended Registration Statements.

If you have any questions, please do not hesitate to call me at 203-925-6960. Thank you.

Very truly yours,

/s/ THOMAS S. CLARK

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Thomas S. Clark

Vice President & Corporate Counsel

The Prudential Insurance Company of America

Enclosure

APPENDIX A

Request to Withdraw Amended Form N-4 Registration Statements

Filed on August 15, 2008

Pursuant to Rule 477 under the Securities Act of 1933

Registrant	Depositor	File No. (1933 Act)	File No. (1940 Act)	P/E Number	Date Filed
Prudential Annuities Life Assurance Corporation Variable Account B	Prudential Annuities Life Assurance Corporation	333-96577	811-05438	29	August 15, 2008
Prudential Annuities Life Assurance Corporation Variable Account B	Prudential Annuities Life Assurance Corporation	333-71654	811-05438	27	August 15, 2008
Prudential Annuities Life Assurance Corporation Variable Account B	Prudential Annuities Life Assurance Corporation	333-71672	811-05438	27	August 15, 2008
Prudential Annuities Life Assurance Corporation Variable Account B	Prudential Annuities Life Assurance Corporation	333-71834	811-05438	29	August 15, 2008
Prudential Annuities Life Assurance Corporation Variable Account B	Prudential Annuities Life Assurance Corporation	333-08853	811-05438	13	August 15, 2008
Prudential Annuities Life Assurance Corporation Variable Account B	Prudential Annuities Life Assurance Corporation	333-150220	811-05438	1	August 15, 2008
Pruco Life Insurance Company Flexible Premium Variable Annuity Account	Pruco Life Insurance Company	333-130989	811-07325	13	August 15, 2008
Pruco Life Insurance Company Flexible Premium Variable Annuity Account	Pruco Life Insurance Company	333-144639	811-07325	9	August 15, 2008
Pruco Life of New Jersey Flexible Premium Variable Annuity Account	Pruco Life Insurance Company of New Jersey	333-131035	811-07975	13	August 15, 2008
Pruco Life of New Jersey Flexible Premium Variable Annuity Account	Pruco Life Insurance Company of New Jersey	333-144657	811-07975	9	August 15, 2008

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